SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                         Commission File Number 0-25828


                           NOTIFICATION OF LATE FILING



[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [   ] Form N-SAR

For Period Ended:          March 31, 1998

[   ]  Transition Report on Form 10-K     [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on 20-F          [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     Part I.
                             REGISTRANT INFORMATION

Full Name of Registrant:                    Electropharmacology, Inc.

Address of Principal Executive Office:      2301 N.W. 33rd Court, Suite 102

City, State and Zip Code:                   Pompano Beach, FL 33069



                                    Part II.
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                                    Part III.
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         In an effort to control its ongoing general and administrative expenses, the Registrant is performing more of the functions previously provided by outside consultants and counsel with existing administrative personnel of the Registrant. Key management personnel also have been devoting substantial time to concluding the negotiation of several agreements with other companies in order to implement a change in the Registrant's business strategy from that of a medical electronic device company to a biotechnology company. Negotiations are ongoing with another manufacturer of medical electronic devices for the purchase of substantially all the inventory and fixed assets of the Registrant and the assumption of a significant portion of the current liabilities of the Registrant. The Company is also in advanced stages of negotiating agreements to combine with two development stage, privately held biotechnology companies resulting in the Registrant as the surviving entity. Due to the foregoing reasons, Registrant requires additional time to compile and finalize its interim financial statements.


                                    Part IV.
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

              Arup Sen                  (954)                      975-9818
              --------                  -----                      --------
               (Name)                 (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [ X] Yes        [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [   ] Yes        [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD BE PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]


                            Electropharmacology, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 15, 1998               By:_________________________________________
                                     Arup Sen
                                     Chairman and Chief Executive Officer